

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

Fahmi W. Karam
Chief Financial Officer
Upbound Group, Inc.
5501 Headquarters Drive
Plano, Texas 75024

> **Re: Upbound Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Filed February 25, 2025**
> **Form 10-Q for Fiscal Period Ended June 30, 2025**
> **Filed July 31, 2025**
> **File No. 001-38047**

Dear Fahmi W. Karam:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Period Ended June 30, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Analysis of Cash Flow, page 36

1. Please quantify all factors cited, pursuant to the guidance noted above, so investors may understand their relative magnitude. Additionally, explain to us and disclose how and why the cited factor of the acquisition of Brigit positively impacted operating cash flows, despite a decrease in consolidated net income inclusive of the acquisition. Further, discuss the underlying factor(s) associated with the timing of vendor payments, for example, the reason for timing impacts. Refer to the guidance noted above.

Form 10-K for Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Analysis of Cash Flow, page 47

2.   You attribute the decrease in reported cash provided by operating activities in fiscal 2024 compared to fiscal 2023 of $95.6 million solely to an increase in your inventory purchases, which appears to be about $57 million based on the change between 2024 and 2023 in the line Rental Merchandise reported in the statement of cash flows. Based on changes in amounts reported in the statement of cash flows, it appears other factors materially affected the change in operating cash flows between these periods that have not been discussed. For example, net earnings/loss, adjusted for adjustments to reconcile net earnings (loss) to net cash provided by operating activities, increased $120 million, negative impact in the sum of receivables, accounts payable-trade and accrued liabilities aggregating $157 million and increase in income taxes paid, net of refunds, of $34 million. Refer to item 303(b) and all applicable instructions to paragraph (b) regarding analysis of material changes in line items from period to period. Also refer to the introductory paragraph of section IV.B and all of B.1 of Release No. 33-8350 regarding the content of the analysis. Additionally, refer to section III.D of Release No. 33-6835 (501.04 of the staff's Codification of Financial Reporting) regarding quantification of factors cited. Please revise your analysis as appropriate.

Notes to Consolidated Financial Statements
Note T - Segment Information, page 89

3.   Pursuant to ASC 280-10-50-29, please tell us and disclose to state the specific segment measure(s) of profit or loss used by your CODMs to assess performance and allocate resources. Also refer to ASC 280-10-55-47.b.

4.   For each segment you present revenues and gross profit. It appears cost of revenues for each segment may be easily computable and a significant expense. Please tell us how your disclosure complies with the requirement to disclose easily computable significant segment expenses pursuant to ASC 280-50-10-26A.

5.   Please reconcile the total of the reportable segments' amount for each measure of profit or loss to your consolidated income/loss before income taxes and discontinued operations or consolidated net income/loss as appropriate. Refer to ASC 280-10-50-30.b.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services